Goldman Sachs Funds

BALANCED FUND

Semiannual Report February 28, 2002


SHARES

Long-term capital growth

opportunities and current income

through a carefully constructed mix of

equity and fixed income securities.

Goldman Sachs

Market Review

Dear Shareholder:

During the six-month reporting period, stocks around the world exhibited surprising resiliency. Despite a weak economy, falling corporate profits, accounting concerns, and the September 11 terrorist attacks, the equity markets in both the United States and abroad only fell slightly.

Economic Review

Throughout much of the period covered by this report, the U.S. economy was in the midst of a mild recession. While it was initially assumed that this was triggered by the September 11 terrorist attacks, economic data pointed to the contraction beginning in March 2001. To stimulate the economy, the Federal Reserve Board (the "Fed") lowered its federal funds rate (the rate U.S. banks charge each other for overnight loans) a record 11 times during 2001, including 4 times following the attacks.

As we write this letter, there is mounting evidence that an economic recovery is taking place. The U.S. gross domestic product (GDP) registered a gain in the fourth quarter 2001, aided by a rise in consumer and government spending. As such, the Fed chose not to lower interest rates during its January 2002 meeting, and on March 7, Federal Reserve Board Chairman Alan Greenspan stated that "the evidence increasingly suggests that an economic expansion is already well underway." In particular, manufacturing, consumer spending, and personal income have risen in recent weeks.

Market Review

Given the uncertainties around the globe, the U.S. equity market performed relatively well during the reporting period, with the S&P 500 Index falling only 1.67%. It was generally believed that the equity markets would experience a prolonged decline following the events of September 11th. However, after an initial plunge in share prices, stocks rallied strongly, as investors anticipated a rebound in the global economies. During the fourth quarter 2001, the S&P 500 Index gained 10.69%, the Russell 2000 Index of small-cap stocks jumped 21.09%, and the technology-laden NASDAQ Composite Index surged 30.13% — its second best quarter since its inception in 1971.

The markets gave back some of these gains during the first two months of 2002. This was largely due to concerns regarding the scope of accounting irregularities following the bankruptcies of Enron and Global Crossing, and mixed signals on the economic front. However, in recent weeks investors have responded positively to signs that the economic recovery may occur sooner rather than later, which could lead to a rebound in corporate profits as the year progresses.

As always, we appreciate your confidence and look forward to serving your investment needs in the future.

Sincerely,

David W. Blood
Head, Goldman Sachs Asset Management

March 18, 2002

What Differentiates Goldman Sachs Balanced Fund Investment Process?

The Balanced Fund is a diversified investment portfolio that utilizes an asset allocation process of strategically selecting different asset classes — such as stocks, bonds and cash — in precise proportions. The Fund then adjusts its holdings over time. Goldman Sachs' exclusive approach to asset allocation combines our global presence, extensive market knowledge and risk management expertise.

GOLDMAN SACHS BALANCED FUND INVESTMENT PROCESS



1 · VALUE *AND* GROWTH EQUITY INVESTMENTS

Utilizing two distinct complementary investment strategies, our approach to selecting stocks for the Fund's equity portion provides diversified equity participation.

Over time, the performance of value and growth stocks has been roughly equal — but that performance has been generated at different times as the styles move in and out of favor. Since it is impossible to predict cycles of outperformance, many investors choose to have exposure to both styles in their portfolio.

2 · RESEARCH-INTENSIVE APPROACH

In Equity investing, we take an intensive, hands-on approach to research, meeting with company management to gain an in-depth understanding of their long-term business objectives. We also meet with a company's customers, competitors and suppliers so that we have insight into industry-wide trends.

With expertise in global fixed income and currency management, Goldman Sachs is a preeminent fixed income manager that strives to maximize returns within a risk adjusted framework.

3 · ESTABLISHED TEAM MANAGEMENT

We are distinguished from our competitors by our team approach to investment management. In contrast to a "star" approach centered on one manager, each portfolio manager/research analyst participates fully in the decision-making process. This approach encourages intense debate over new and existing holdings and prevents us from becoming too ingrained in our ideas. Finally, our team structure protects us in the event that one of our portfolio managers/research analysts leaves the firm.

Fund Basics

as of February 28, 2002

Assets Under Management

$149.9 Million

Number of Holdings

364

NASDAQ SYMBOLS

Class A Shares

GSBFX

Class B Shares

GSBBX

Class C Shares

GSBCX

Institutional Shares

GSBIX

Service Shares

GSBSX

PERFORMANCE REVIEW

September 1, 2001–February 28, 2002	Fund Total Return (based on NAV)[1]	S&P 500 Index[2]	Lehman Aggregate Index[2]
Class A	0.08%	−1.67%	3.02%
Class B	−0.31	−1.67	3.02
Class C	−0.31	−1.67	3.02
Institutional	0.23	−1.67	3.02
Service	−0.03	−1.67	3.02

[1] *Total return figures represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects fee waivers and expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The net asset value represents the net assets of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.*

[2] *The S&P 500 Index is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index is an unmanaged index of bond prices. The Indexes do not reflect any deduction for fees, expenses or taxes. In addition, investors cannot invest directly in the Indexes.*

STANDARDIZED TOTAL RETURNS[3]

For the period ended 12/31/01	Class A	Class B	Class C	Institutional	Service
One Year	−8.77%	−9.01%	−5.19%	−3.11%	−3.55%
Five Years	4.11	4.10	N/A	N/A	5.13[4]
Since Inception	8.68 (10/12/94)	6.09 (5/1/96)	1.49 (8/15/97)	2.64 (8/15/97)	9.42[4] (10/12/94)

[3] *The Standardized Total Returns are average annual total returns or cumulative total returns (only if the performance period is one year or less) as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.*

[4] *Performance data for Service Shares prior to 8/15/97 (commencement of operations) is that of the Class A Shares (excluding the impact of the front-end sales charge applicable to Class A Shares since Service Shares are not subject to any sales charges). Performance of Class A Shares of the Balanced Fund reflects the expenses applicable to the Fund's Class A Shares. The fees applicable to Service Shares are different from those applicable to Class A Shares which impact performance ratings and rankings for a class of shares.*

TOP 10 EQUITY HOLDINGS AS OF 2/28/02

Holding	% of Total Net Assets	Line of Business
Microsoft Corp.	1.9%	Computer Software
General Electric Co.	1.8	Financial Services
Wal-Mart Stores, Inc.	1.5	Department Stores
Exxon Mobil Corp.	1.4	Energy Resources
Citigroup, Inc.	1.2	Banks
Pfizer, Inc.	1.2	Drugs
Federal Home Loan Mortgage Corp.	1.0	Financial Services
Philip Morris Companies, Inc.	1.0	Tobacco
Bristol-Myers Squibb Co.	0.9	Drugs
Merck & Co., Inc.	0.9	Drugs

The top 10 equity holdings may not be representative of the Fund's future investments.

Portfolio Results

Dear Shareholder:

We are pleased to report on the performance of the Goldman Sachs Balanced Fund for the six-month period that ended February 28, 2002.

Performance Review

Over the six-month period that ended February 28, 2002, the Fund's Class A, B, C, Institutional, and Service shares generated cumulative total returns, without sales charges, of 0.08%, –0.31%, –0.31%, 0.23%, and –0.03%, respectively. These returns compare to the –1.67% and 3.02% cumulative total returns of the Fund's benchmarks, the S&P 500 Index and the Lehman Brothers Aggregate Bond Index, respectively.

Asset Allocation

■ **Equities —** As of February 28, 2002, the Fund was 50.3% invested in growth and value equities. This compared to a 51.2% allocation on August 31, 2001. As bottom-up stock pickers, we focus on the real worth of the business, and to the extent that we find several businesses in related industries that have long-term growth potential, we may develop an overweight in a particular sector. With this in mind, as of February 28, 2002, the Fund maintained overweight positions in the Financial, Consumer Noncyclical and Consumer Service sectors. The Fund held underweight positions in the Health Care, Technology and Consumer Cyclical sectors.

■ **Fixed Income —** As of February 28, 2002, the Fund was 49.4% invested in fixed income securities, compared to 48.8% on August 31, 2001. In general, the portfolio was overweight in mortgage-backed and asset-backed securities, and investment grade corporates, while being underweight in Treasuries and agency securities. Early in the period, the duration of the Fund's fixed income securities was longer than that of its benchmark, the Lehman Brothers Aggregate Bond Index. However, as our economic outlook improved, the position was moved closer to neutral. In the emerging markets sector we maintained tactical allocations in such countries as Mexico and Chile.

■ **Cash —** As of February 28, 2002, the Fund was 4.5% invested in cash.

Portfolio Highlights

■ **XL Capital Ltd. —** XL Capital, a property casualty insurance company, was a strong performer for the Fund during the reporting period. The company has benefited by being one of the few reinsurers that was well positioned to benefit from the upturn in rates that occurred during the first part of 2002. In addition, its management has an excellent record of capital allocation, exercising discipline and focus in acquisitions, and repurchasing shares aggressively and opportunistically. Share ownership by management is an important characteristic we look for when choosing companies for the Fund.

■ **Accenture Ltd. —** Accenture is a premier provider of management and technology consulting services and solutions. We believe in its management's ability to navigate through a difficult technology environment for a number of reasons. First, the company benefits from a strong customer base, which they can leverage into larger and more annuity-like outsourcing businesses. Second, it has a depth and breadth of services that provide scale, help reduce risk, and limit its dependence on new software integration.

■ **First Data Corp.** — First Data is a dominant player in the global payment industry and a leader in electronic commerce. Its core competencies include any electronic method of payment — ranging from credit, debit, stored value, e-check, and money transfers. Its ownership of Western Union is the key driver of the entire payment instruments division and a focal point for understanding the opportunities at First Data. The company leverages a 150-year-old brand name and its strong global agent network to provide personal and business financial services to consumers and companies throughout the world.

■ **Wal-Mart Stores, Inc.** — Wal-Mart is the world's largest retailer. With its solid management team and outstanding corporate environment, Wal-Mart's culture permeates to every level of its over 1.2 million strong "associates" force. Wal-Mart has epitomized what has been termed the "productivity loop," in which it drives sales by lowering prices, which leverages expenses, so that prices can be even more competitive, further driving sales in a virtual circle.

Portfolio Outlook

■ **Value Equity** — We believe that equities should benefit from the current low interest rates and energy price environment, and from the tremendous amount of financial liquidity that exists in the markets today. However, there remains many sources of hidden potential earnings disappointments, such as rising insurance costs, pension funding issues, and asbestos liability. As money managers, we believe that an intensive research-based approach is critical to understanding the fundamentals of a company and assessing the risk/reward profile of potential investments. By doing our homework and seeking to invest in quality companies selling at valuations generally below industry averages, we feel that we are well equipped to avoid potential "torpedoes" that could affect the Fund's portfolio holdings.

■ **Growth Equity** — The U.S. equity markets rose steadily throughout the fourth quarter of 2001. Based on the current economic environment, we believe that the economy will continue to experience flat growth for the next several quarters. Nevertheless, we are also hopeful that 2002 will be a period of stronger growth for U.S. companies, as well as businesses around the world. This is not a forecast but an assumption that will allow us to test the strength of our investments in companies under such an economic environment. Going forward we will continue to focus our efforts on the strength and sustainability of the financial statements of the companies — a practice that we always follow.

■ **Fixed Income** — We continue to see more strength in several key areas of the economy, including the manufacturing sector. Based on this, and the fact that short-term interest rates are at abnormally low levels, we expect the Federal Reserve Board to move interest rates higher toward mid to late summer, bringing them closer to trend levels. However, market performance is expected to remain volatile, because of accounting issues related to Enron's bankruptcy and uncertainty surrounding rating agency methodology.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Value Investment Team, Goldman Sachs Growth Investment Team, Goldman Sachs Fixed Income Investment Team

New York, March 18, 2002

Performance Summary

February 28, 2002 (Unaudited)

The following graph shows the value, as of February 28, 2002, of a $10,000 investment made on October 12, 1994 (commencement of operations) in Class A Shares (maximum sales charge of 5.5%) of the Goldman Sachs Balanced Fund. For comparative purposes, the performance of the Fund's benchmarks, the Standard and Poor's 500 Index with dividends reinvested ("S&P 500 Index"), and the Lehman Brothers Aggregate Bond Index with dividends reinvested ("LBAB Index") are shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C, Institutional and Service Shares will vary from Class A Shares due to differences in fees and loads.

Balanced Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested October 12, 1994 to February 28, 2002.



Average Annual Total Returns through February 28, 2002	Since Inception	Five Year	One Year	Six Months*
Class A (commenced October 12, 1994)				
Excluding sales charges	9.09%	4.15%	–2.75%	0.08%
Including sales charges	8.26%	2.98%	–8.08%	–5.44%
Class B (commenced May 1, 1996)				
Excluding contingent deferred sales charges	5.79%	3.38%	–3.51%	–0.31%
Including contingent deferred sales charges	5.61%	2.96%	–8.34%	–5.29%
Class C (commenced August 15, 1997)				
Excluding contingent deferred sales charges	1.07%	n/a	–3.47%	–0.31%
Including contingent deferred sales charges	1.07%	n/a	–4.43%	–1.31%
Institutional Class (commenced August 15, 1997)	2.21%	n/a	–2.39%	0.23%
Service Class (commenced August 15, 1997)	1.63%	n/a	–2.89%	–0.03%

* Not annualized.

Statement of Investments

February 28, 2002 (Unaudited)

Shares	Description		Value
Common Stocks – 50.3%			
Airlines – 0.3%			
18,495	Southwest Airlines Co.	$	390,429
Alcohol – 0.3%			
8,180	Anheuser-Busch Companies, Inc.		415,953
Apartment – 0.1%			
7,125	Equity Residential Properties Trust		192,019
Apparel – 0.1%			
6,075	Jones Apparel Group, Inc.*		216,635
Banks – 3.6%			
11,900	Bank of America Corp.		761,005
4,274	Bank One Corp.		153,180
40,813	Citigroup, Inc.		1,846,788
8,265	J.P. Morgan Chase & Co.		241,751
2,653	M&T Bank Corp.		202,955
6,509	PNC Financial Services Group		357,604
9,700	State Street Corp.		491,790
2,600	The Bank of New York Co., Inc.		97,864
11,288	U.S. Bancorp		235,355
11,825	Wachovia Corp.		392,945
13,348	Wells Fargo & Co.		626,021
			5,407,258
Brokers – 0.3%			
7,210	Merrill Lynch & Co., Inc.		345,720
2,500	Morgan Stanley Dean Witter & Co.		122,800
			468,520
Chemical – 0.7%			
12,689	E.I. du Pont de Nemours & Co.		594,353
3,410	Minnesota Mining & Manufacturing Co.		402,141
			996,494
Computer Hardware – 0.5%			
23,722	Dell Computer Corp.*		585,696
18,400	EMC Corp.*		200,560
			786,256
Computer Software – 3.3%			
12,450	International Business Machines, Inc.		1,221,594
5,700	Intuit, Inc.*		215,973
50,070	Microsoft Corp.*		2,921,084
17,900	Oracle Corp.*		297,498
6,800	Sabre Holdings Corp.*		299,268
			4,955,417
Defense/Aerospace – 0.9%			
6,122	General Dynamics Corp.		556,367
6,047	Honeywell International, Inc.		230,512
6,886	United Technologies Corp.		502,334
			1,289,213

Shares	Description		Value
Common Stocks – (continued)			
Department Store – 1.7%			
6,515	The May Department Stores Co.	$	238,709
36,190	Wal-Mart Stores, Inc.		2,244,142
			2,482,851
Drugs – 5.7%			
12,625	American Home Products Corp.		802,319
7,883	Amgen, Inc.*		457,056
28,950	Bristol-Myers Squibb Co.		1,360,650
8,271	Eli Lilly & Co.		626,363
18,971	Johnson & Johnson		1,155,334
22,130	Merck & Co., Inc.		1,357,233
43,971	Pfizer, Inc.		1,801,052
8,544	Pharmacia Corp.		350,731
20,422	Schering-Plough Corp.		704,355
			8,615,093
Electrical Utilities – 1.3%			
2,600	Duke Energy Corp.		91,780
12,361	Energy East Corp.		241,287
4,790	Entergy Corp.		197,731
5,164	Exelon Corp.		254,482
7,765	FirstEnergy Corp.		284,199
14,951	Mirant Corp.*		129,775
16,175	PPL Corp.		527,467
17,288	Reliant Resources, Inc.*		182,561
			1,909,282
Electronic Manufacturing Services – 0.1%			
11,225	Jabil Circuit, Inc.*		209,346
Energy Resources – 3.1%			
14,015	ChevronTexaco Corp.		1,183,427
3	Conoco, Inc.		83
51,742	Exxon Mobil Corp.		2,136,945
15,164	Pioneer Natural Resources Co.*		300,550
19,039	Royal Dutch Petroleum Co.		978,033
2,800	Unocal Corp.		100,604
			4,699,642
Entertainment – 0.7%			
6,500	Metro-Goldwyn-Mayer, Inc.*		111,800
20,886	Viacom, Inc. Class B*		972,243
			1,084,043
Environmental Services – 0.2%			
12,702	Waste Management, Inc.		334,190
Financial Services – 4.9%			
2,947	American Express Co.		107,418
7,573	Countrywide Credit Industries, Inc.		310,872
24,481	Federal Home Loan Mortgage Corp.		1,560,419
11,619	Federal National Mortgage Association		909,187
5,900	First Data Corp.		480,968
68,921	General Electric Co.		2,653,458
5,084	Household International, Inc.		261,826

Shares	Description	Value
Common Stocks – (continued)		
Financial Services – (continued)		
16,300	MBNA Corp.	$ 565,284
4,640	USA Education, Inc.	430,360
		7,279,792
Food & Beverage – 2.3%		
15,075	ConAgra Foods, Inc.	352,906
17,192	H.J. Heinz Co.	700,918
4,133	Hershey Foods Corp.	291,996
22,891	PepsiCo, Inc.	1,155,995
12,889	The Coca-Cola Co.	610,810
6,800	Wm. Wrigley Jr. Co.	381,072
		3,493,697
Forest – 0.8%		
8,867	Bowater, Inc.	457,094
12,689	International Paper Co.	555,144
2,400	Weyerhaeuser Co.	148,368
		1,160,606
Gas Utilities – 0.3%		
11,729	KeySpan Corp.	375,914
Heavy Electrical – 0.3%		
7,537	Emerson Electric Co.	434,056
Heavy Machinery – 0.3%		
10,709	Deere & Co.	513,282
Home Products – 1.7%		
4,300	Avon Products, Inc.	222,267
9,500	Colgate-Palmolive Co.	531,810
13,945	Kimberly-Clark Corp.	872,957
4,900	The Gillette Co.	167,531
8,054	The Procter & Gamble Co.	682,899
		2,477,464
Hotel – 0.8%		
14,200	Harrah's Entertainment, Inc.*	574,248
7,600	Marriott International, Inc.	299,972
8,400	Starwood Hotels & Resorts Worldwide, Inc. Class B	302,400
		1,176,620
Industrial Parts – 0.4%		
2,650	American Standard Cos., Inc.*	173,045
9,100	Energizer Holdings, Inc.*	198,653
9,700	Tyco International Ltd.	282,270
		653,968
Information Services – 0.5%		
16,150	Accenture Ltd.*	422,968
2,800	Automatic Data Processing, Inc.	147,588
6,100	TMP Worldwide, Inc.*	170,312
		740,868

Shares	Description	Value
Common Stocks – (continued)		
Internet – 0.2%		
2,200	CheckFree Corp.*	$ 30,690
9,135	VeriSign, Inc.*	216,774
		247,464
Leisure – 0.3%		
27,600	Cendant Corp.*	480,516
Life Insurance – 0.7%		
9,063	John Hancock Financial Services, Inc.	348,110
7,200	MetLife, Inc.	229,536
21,275	The Principal Financial Group, Inc.*	518,259
		1,095,905
Media – 2.9%		
44,105	AOL Time Warner, Inc.*	1,093,804
3,700	Cablevision Systems Corp.	132,830
6,700	Cablevision Systems Corp.-Rainbow Media Group*	169,510
9,565	Clear Channel Communications, Inc.*	445,920
26,384	Comcast Corp.*	893,626
6,675	Cox Communications, Inc.*	245,974
7,600	EchoStar Communications Corp.*	198,512
22,596	Fox Entertainment Group, Inc.*	503,891
24,160	Liberty Media Corp. Series A*	309,248
8,100	Univision Communications, Inc.*	334,044
		4,327,359
Medical Products – 0.3%		
4,898	Abbott Laboratories	276,982
5,750	Becton, Dickinson & Co.	210,967
		487,949
Mining – 0.3%		
10,899	Alcoa, Inc.	409,475
Motor Vehicle – 0.3%		
6,439	Ford Motor Co.	95,812
2,008	General Motors Corp.	106,384
2,500	Johnson Controls, Inc.	221,900
		424,096
Office/Industry/Mixed – 0.2%		
2,100	Boston Properties, Inc.	79,107
6,775	Equity Office Properties Trust	194,443
		273,550
Oil Services – 0.3%		
4,888	Baker Hughes, Inc.	172,596
1,228	El Paso Corp.	47,990
5,000	Schlumberger Ltd.	291,050
		511,636
Property Insurance – 2.5%		
13,063	AMBAC Financial Group, Inc.	810,559
14,922	American International Group, Inc.	1,103,780

Statement of Investments (continued)

February 28, 2002 (Unaudited)

Shares	Description		Value
Common Stocks – (continued)			
Property Insurance – (continued)			
14,027	Aon Corp.	$	485,755
4,176	RenaissanceRe Holdings Ltd. Series B		452,386
2,947	The Hartford Financial Services Group, Inc.		197,449
8,057	XL Capital Ltd.		767,510
			3,817,439
Publishing – 0.6%			
4,037	Dow Jones & Co., Inc.		225,305
2,000	Gannett Co., Inc.		152,360
4,100	The New York Times Co.		179,990
8,150	Valassis Communications, Inc.*		313,449
			871,104
Railroads – 0.2%			
5,821	Canadian National Railway Co.		291,865
Restaurants – 0.1%			
8,000	McDonald's Corp.		208,800
Security/Asset Management – 0.5%			
4,000	SPDR Trust Series 1		444,600
20,990	The Charles Schwab Corp.		273,710
			718,310
Semiconductors – 1.5%			
108,599	Agere Systems, Inc.*		434,396
39,602	Intel Corp.		1,130,637
4,100	Intersil Corp.*		113,734
15,646	Texas Instruments, Inc.		459,210
2,300	Xilinx, Inc.*		82,616
			2,220,593
Specialty Retail – 0.6%			
8,950	The Home Depot, Inc.		447,500
11,300	Walgreen Co.		454,712
			902,212
Telecommunications Equipment – 1.2%			
44,485	Cisco Systems, Inc.*		634,801
47,675	Motorola, Inc.		619,775
17,081	QUALCOMM, Inc.*		567,943
			1,822,519
Telephone – 1.2%			
21,332	AT&T Corp.		331,499
27,671	SBC Communications, Inc.		1,047,071
10,298	Sprint Corp.		145,099
5,990	Verizon Communications, Inc.		280,332
			1,804,001
Tobacco – 1.0%			
27,655	Philip Morris Companies, Inc.		1,456,312

Shares	Description		Value
Common Stocks – (continued)			
Wireless – 0.2%			
4,100	American Tower Corp.*	$	19,844
21,900	Crown Castle International Corp.*		135,999
20,275	Sprint Corp. (PCS Group)*		187,544
			343,387
TOTAL COMMON STOCKS (Cost $68,444,109)			$ 75,473,400

Principal Amount	Interest Rate	Maturity Date	Value
Asset-Backed Securities – 1.5%			
Home Equity – 1.1%			
Contimortgage Home Equity Loan Series 1998-1, Class A5			
$1,682,871	6.43%	04/15/2016	$ 1,700,784
Manufactured Housing – 0.4%			
Mid-State Trust Series 4, Class A			
516,414	8.33	04/01/2030	556,230
TOTAL ASSET-BACKED SECURITIES (Cost $2,271,737)			$ 2,257,014
Corporate Bonds – 17.6%			
Aerospace/Defense – 0.2%			
Alliant Techsystems, Inc.			
$ 125,000	8.50%	05/15/2011	$ 133,750
Raytheon Co			
200,000	6.45	08/15/2002	203,328
			337,078
Airlines – 0.4%			
Continental Airlines, Inc.			
322,266	6.54	09/15/2008	296,485
Northwest Airlines, Inc.			
180,126	7.67	01/02/2015	169,797
Northwest Airlines, Inc., Class C			
184,149	8.97	01/02/2015	156,692
Northwest Airlines, Inc. - Trust Series A			
43,500	8.26	03/10/2006	39,356
			662,330
Automotive – 0.6%			
Ford Motor Co.			
390,000	6.63	10/01/2028	337,944
The Hertz Corp.			
605,000	6.00	01/15/2003	605,833
			943,777

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Automotive Parts – 0.2%			
Collins & Aikman Products Co.†			
$ 125,000	10.75%	12/31/2011	$ 119,687
Federal-Mogul Corp.△			
250,000	7.50	01/15/2009	35,000
Hayes Lemmerz International, Inc. Series B△			
250,000	8.25	12/15/2008	13,750
TRW, Inc.			
130,000	6.63	06/01/2004	134,726
			303,163
Chemicals – 0.2%			
Lyondell Chemical Co. Series B			
250,000	9.88	05/01/2007	251,875
Commercial Banks – 0.7%			
CS First Boston USA, Inc.			
280,000	6.13	11/15/2011	278,397
200,000	6.50	01/15/2012	204,055
Popular North America, Inc. Series E			
140,000	6.13	10/15/2006	140,391
Washington Mutual Bank			
185,000	6.88	06/15/2011	191,183
Wells Fargo Bank NA			
200,000	7.55	06/21/2010	221,269
			1,035,295
Conglomerates – 0.9%			
Tyco International Group SA			
460,000	6.38	06/15/2005	420,508
200,000	6.38	02/15/2006	181,779
100,000	5.80	08/01/2006	89,726
200,000	6.75	02/15/2011	180,199
200,000	6.38	10/15/2011	179,795
300,000	6.88	01/15/2029	251,227
			1,303,234
Consumer Cyclicals – 0.2%			
United Rentals, Inc. Series B			
250,000	8.80	08/15/2008	247,500
Credit Card Banks – 0.3%			
Capital One Bank			
500,000	6.38	02/15/2003	491,082
Department Stores – 0.1%			
Federated Department Stores, Inc.			
145,000	6.63	09/01/2008	147,703
Diversified Operations – 0.1%			
International Flavors & Fragrance, Inc.			
110,000	6.45	05/15/2006	111,701

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Electric – 0.5%			
MidAmerican Energy Holdings Co.			
$ 80,000	7.23%	09/15/2005	$ 83,909
80,000	7.63	10/15/2007	84,347
Mirant Americas Generation LLC			
400,000	7.63	05/01/2006	340,000
NRG Energy, Inc.			
200,000	7.75	04/01/2011	194,089
			702,345
Energy – 1.7%			
Burlington Resources Finance Co.†			
100,000	5.60	12/01/2006	99,883
Coastal Corp.			
350,000	7.75	06/15/2010	357,054
Devon Financing Corp. ULC†			
310,000	6.88	09/30/2011	311,100
Dynegy Holdings, Inc.			
250,000	8.75	02/15/2012	257,206
El Paso Corp.			
200,000	7.00	05/15/2011	197,090
50,000	7.75	01/15/2032	48,988
KeySpan Corp.			
75,000	7.25	11/15/2005	80,592
Kinder Morgan Energy Partners LP			
205,000	6.75	03/15/2011	204,789
Occidental Petroleum Corp.			
150,000	7.38	11/15/2008	160,053
Petroleum Geo-Services ASA			
300,000	7.13	03/30/2028	189,000
Phillips Petroleum Co.			
160,000	8.50	05/25/2005	178,515
Pride International, Inc.			
125,000	9.38	05/01/2007	130,000
The Williams Cos., Inc.			
105,000	7.13	09/01/2011	96,546
Transocean Sedco Forex, Inc.			
100,000	6.63	04/15/2011	99,855
TXU Corp. Series J			
90,000	6.38	06/15/2006	91,460
			2,502,131
Environmental – 0.5%			
Allied Waste North America, Inc. Series B			
250,000	7.63	01/01/2006	247,500
Waste Management, Inc.			
100,000	7.00	10/01/2004	103,976
320,000	7.38#	08/01/2010	325,016
			676,492

Statement of Investments (continued)

February 28, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Finance Companies – 1.8%			
AXA Financial, Inc.			
$ 185,000	7.75%	08/01/2010	$ 203,284
CIT Group Inc.			
350,000	6.50	02/07/2006	341,890
Ford Motor Credit Co.			
450,000	7.60	08/01/2005	462,211
100,000	7.38	10/28/2009	101,078
100,000	7.25	10/25/2011	99,959
General Motors Acceptance Corp.			
225,000	5.36	07/27/2004	225,455
200,000	6.88	09/15/2011	198,864
Household Finance Corp.			
200,000	5.75	01/30/2007	196,813
240,000	5.88	02/01/2009	232,137
300,000	6.75	05/15/2011	302,184
The Bear Stearns Cos., Inc.			
400,000	5.70	01/15/2007	401,562
			2,765,437
Financial Services – 0.1%			
MidAmerican Funding LLC			
90,000	6.75	03/01/2011	90,510
Food & Beverage – 0.6%			
ConAgra Foods, Inc.			
80,000	7.50	09/15/2005	86,028
50,000	6.00	09/15/2006	51,329
175,000	7.88	09/15/2010	195,102
Delhaize America, Inc.†			
145,000	7.38	04/15/2006	154,387
85,000	8.13	04/15/2011	94,267
Hormel Foods Corp.†			
140,000	6.63	06/01/2011	142,221
Tyson Foods, Inc.†			
100,000	8.25	10/01/2011	109,537
			832,871
Health Care – 0.4%			
HCA, Inc.			
100,000	7.88	02/01/2011	107,500
Quest Diagnostics, Inc.			
130,000	6.75	07/12/2006	134,217
Tenet Healthcare Corp.			
200,000	5.38	11/15/2006	198,646
Wellpoint Health Networks, Inc.			
100,000	6.38	06/15/2006	103,382
			543,745
Insurance Companies – 0.0%			
The Hartford Financial Services Group, Inc.			
65,000	6.38	11/01/2008	66,895

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Leisure – 0.2%			
Cendant Corp.†			
$ 245,000	6.88%	08/15/2006	$ 235,477
Park Place Entertainment Corp.			
125,000	8.88	09/15/2008	130,937
			366,414
Media-Cable – 1.3%			
Adelphia Communications Corp.			
125,000	7.88	05/01/2009	115,312
125,000	9.38	11/15/2009	123,750
AOL Time Warner, Inc.			
240,000	6.13	04/15/2006	244,505
Charter Communications Holdings LLC			
250,000	8.25	04/01/2007	227,500
Comcast UK Cable Partners Ltd.			
62,000	11.20	11/15/2007	50,840
Cox Communications, Inc.			
55,000	7.50	08/15/2004	57,334
90,000	6.40	08/01/2008	89,266
50,000	7.75	11/01/2010	52,819
100,000	6.80	08/01/2028	91,369
Lenfest Communications, Inc.			
300,000	8.38	11/01/2005	328,308
Rogers Cablesystems Ltd			
115,000	9.63	08/01/2002	116,150
Telewest Communications PLC+			
250,000	0.00/11.00	10/01/2007	137,500
250,000	0.00/9.25	04/15/2009	92,500
Time Warner, Inc.			
150,000	8.11	08/15/2006	162,871
			1,890,024
Media-Non Cable – 0.9%			
Clear Channel Communications, Inc.			
250,000	8.00	11/01/2008	261,250
Crown Castle International Corp.+			
250,000	0.00/10.38	05/15/2011	117,500
News America Holdings, Inc.			
135,000	8.00	10/17/2016	142,926
PanAmSat Corp.			
170,000	6.13	01/15/2005	167,593
Reed Elsevier Capital, Inc.			
75,000	6.13	08/01/2006	77,470
Viacom, Inc.			
520,000	7.70	07/30/2010	566,940
			1,333,679
Mortgage Banks – 0.4%			
Countrywide Capital Corp. III Series B			
330,000	8.05	06/15/2027	344,114
Countrywide Funding Corp. Series D			
300,000	6.88	09/15/2005	316,916
			661,030

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Paper – 0.4%			
Container Corp. of America			
$ 125,000	9.75%	04/01/2003	$ 127,344
Packaging Corp. of America			
250,000	9.63	04/01/2009	275,000
Riverwood International Corp.			
250,000	10.63	08/01/2007	266,250
			668,594
REIT – 0.4%			
Liberty Property LP			
205,000	7.10	08/15/2004	215,467
Simon Property Group LP			
225,000	6.63	06/15/2003	231,257
100,000	6.75	06/15/2005	101,925
			548,649
Supermarkets – 0.2%			
Fred Meyer, Inc.			
210,000	7.45	03/01/2008	228,064
Safeway, Inc.			
100,000	6.50	03/01/2011	102,957
			331,021
Telecommunications – 3.7%			
360 Communications Co.			
575,000	7.13	03/01/2003	589,907
Ameritech Capital Funding			
135,000	6.25	05/18/2009	136,403
AT&T Corp.†			
250,000	7.30	11/15/2011	250,528
AT&T Wireless Services, Inc.			
200,000	8.75	03/01/2031	218,921
British Telecommunications PLC			
400,000	8.38	12/15/2010	449,593
Citizens Communications Co.†			
200,000	7.63	08/15/2008	200,852
Deutsche Telekom International Finance BV			
200,000	7.75	06/15/2005	210,934
225,000	8.00	06/15/2010	243,512
100,000	8.25	06/15/2030	109,958
France Telecom SA#			
480,000	7.75	03/01/2011	502,314
Koninklijke (Royal) KPN NV			
150,000	8.00	10/01/2010	156,039
200,000	8.38	10/01/2030	208,058
Nextel Communications, Inc.			
250,000	9.38	11/15/2009	160,000
Price Communications Wireless, Inc. Series B			
250,000	9.13	12/15/2006	262,500
Qwest Capital Funding, Inc.			
250,000	5.88	08/03/2004	226,820
180,000	7.00	08/03/2009	163,141
150,000	7.25	02/15/2011	137,362
100,000	7.75	02/15/2031	89,659
Qwest Corp.			
20,000	6.88	09/15/2033	16,100

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Telecommunications – (continued)			
Sprint Capital Corp.			
$ 210,000	6.00%†	01/15/2007	$ 193,033
350,000	7.63	01/30/2011	338,432
Tele-Communications, Inc.			
50,000	9.65	10/01/2003	53,581
Triton PCS, Inc.†			
125,000	8.75	11/15/2011	115,000
Verizon Global Funding Corp.			
315,000	7.25	12/01/2010	337,740
Verizon Wireless, Inc.†			
200,000	5.38	12/15/2006	198,225
			5,568,612
Tobacco. – 0.4%			
Philip Morris Companies, Inc.			
200,000	7.50	04/01/2004	213,995
195,000	6.95	06/01/2006	206,649
R.J. Reynolds Tobacco Holdings, Inc.			
170,000	7.38	05/15/2003	176,027
			596,671
Yankee Bonds – 0.2%			
HSBC Holdings PLC			
80,000	7.50	07/15/2009	88,035
National Westminster Bank PLC			
260,000	7.38	10/01/2009	285,567
			373,602
TOTAL CORPORATE BONDS (Cost $27,107,110)			$ 26,353,460
Sovereign Credit – 0.3%			
Province of Quebec			
$ 250,000	7.50%	07/15/2023	$ 281,942
Province of Saskatchewan			
90,000	8.50	07/15/2022	111,046
TOTAL SOVEREIGN CREDIT (Cost $350,767)			$ 392,988
Emerging Market Debt – 1.2%			
Dominican Republic			
$ 120,000	9.50%	09/27/2006	$ 126,000
Federal Republic of Brazil			
110,000	11.00	08/17/2040	89,650
Federal Republic of Brazil C-Bonds			
307,853	8.00	04/15/2014	250,130
Ministry Finance of Russia			
280,000	12.75	06/24/2028	331,800
Ministry Finance of Russia Series N			
190,000	3.00	05/14/2003	182,875
PDVSA Finance Ltd.			
110,000	7.50	11/15/2028	76,450

Statement of Investments (continued)

February 28, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Emerging Market Debt – (continued)			
Petroleos Mexicanos Series P			
$ 160,000	9.50%	09/15/2027	$ 178,800
Republic of Venezuela			
30,000	9.25	09/15/2027	19,905
Republic of Venezuela Series DL#			
142,855	2.88	12/18/2007	110,534
United Mexican States			
140,000	10.38	02/17/2009	165,900
280,000	9.88	02/01/2010	323,400
TOTAL EMERGING MARKET DEBT			
(Cost $1,755,088)			$ 1,855,444
Mortgage-Backed Obligations – 22.3%			
Federal Home Loan Mortgage Corp. (FHLMC) - 2.5%			
$1,013,261	8.00%	07/01/2015	$ 1,072,978
493,917	7.00	12/01/2015	515,057
617,081	7.50	02/01/2027	646,003
1,407,964	7.50	03/01/2027	1,472,632
			3,706,670
Federal National Mortgage Association (FNMA) - 13.6%			
696,206	7.00	01/01/2016	725,572
152,063	7.00	02/01/2016	158,477
817,435	6.50	03/01/2016	844,083
616,298	6.00	04/01/2016	626,340
31,592	6.00	07/01/2016	32,106
417,737	6.00	08/01/2016	424,544
529,696	6.00	09/01/2016	538,327
90,799	6.50	09/01/2016	93,733
1,224,997	6.00	10/01/2016	1,244,957
2,591,380	6.50	02/01/2017	2,675,018
500,186	6.50	03/01/2017	516,268
136,642	6.50	09/01/2025	139,863
164,297	6.50	10/01/2025	168,170
197,889	6.50	11/01/2025	202,901
712,056	6.50	01/01/2029	726,176
387,277	6.50	05/01/2029	394,747
889,516	7.00	11/01/2030	916,202
1,740,761	7.50	03/01/2031	1,813,107
3,000,000	6.00	TBA-15 yrα	3,031,890
2,000,000	6.00	TBA-15 yrα	2,027,109
3,000,000	6.50	TBA-15 yrα	3,080,640
			20,380,230
Government National Mortgage Association (GNMA) - 0.7%			
1,000,000	7.00	12/15/2023	1,041,347
			1,041,347

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Collateralized Mortgage Obligations (CMOs) – 5.5%			
Interest Only – 0.0%			
FNMA			
$ 331,690	8.00%	09/25/2016	$ 59,376
Inverse Floaters# – 1.9%			
FNMA Series 1993-248, Class SA			
1,000,000	5.00	08/25/2023	968,594
GNMA Series 2001-48, Class SA			
216,122	20.48	10/20/2031	234,544
GNMA Series 2001-51, Class SA			
344,867	24.48	10/16/2031	395,654
GNMA Series 2001-51, Class SB			
432,773	20.48	10/16/2031	474,803
GNMA Series 2001-59, Class SA			
327,296	20.31	11/16/2024	355,383
GNMA Series 2002-13, Class SB			
176,471	29.40	02/16/2032	214,986
GNMA Series 2002-62, Class SB			
260,445	19.99	11/16/2027	281,189
			2,925,153
Sequential Fixed Rate CMOs – 0.7%			
First Nationwide Trust Series 1999-5, Class 1PA1			
977,852	7.00	01/19/2030	1,008,116
Non-Agency CMOs – 2.9%			
Asset Securitization Corp. Series 1997-D4, Class A 1D			
450,000	7.49	04/14/2027	490,477
CS First Boston Mortgage Securities Corp. Series 1997-C2, Class A3			
1,000,000	6.55	01/17/2035	1,048,741
CS First Boston Mortgage Securities Corp. Series 1999-C1, Class A1			
834,169	6.91	09/15/2041	886,862
First Union National Bank Commercial Mortgage Trust Series 2000-C2, Class A2			
800,000	7.20	09/15/2010	867,229
LB Commercial Conduit Mortgage Trust Series 1998-C1, Class A3			
1,000,000	6.48	01/18/2008	1,052,313
			4,345,622
TOTAL CMOS			
(Cost $8,100,415)			$ 8,338,267
TOTAL MORTGAGE-BACKED OBLIGATIONS			
(Cost $33,010,154)			$ 33,466,514

Principal Amount	Interest Rate	Maturity Date	Value
U.S. Treasury Obligations – 6.5%			
U.S. Treasury Principal – Only Stripped Securities@			
$6,300,000	6.00%●	08/15/2020	$ 2,142,655
500,000	5.97	11/15/2021	158,680
1,290,000	5.93	11/15/2024	344,519
1,000,000	5.92	02/15/2025	264,391
2,050,000	5.89	11/15/2026	493,269
U.S. Treasury Bonds			
150,000	8.88	08/15/2017	202,078
900,000	6.88	08/15/2025	1,044,422
U.S. Treasury Notes			
1,100,000	6.75	05/15/2005	1,200,675
1,000,000	6.50	10/15/2006	1,094,688
1,203,290	3.63	01/15/2008	1,243,528
300,000	6.00	08/15/2009	323,016
1,155,440	4.25	01/15/2010	1,237,043
TOTAL U.S. TREASURY OBLIGATIONS (Cost $9,633,251)			$ 9,748,964

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 4.5%			
Joint Repurchase Agreement Account II^			
$6,700,000	1.90%	03/01/2002	$ 6,700,000
TOTAL REPURCHASE AGREEMENT (Cost $6,700,000)			$ 6,700,000
TOTAL INVESTMENTS (Cost $149,272,216)			$156,247,784

* Non-income producing security.

^ Joint repurchase agreement was entered into on February 28, 2002.

Variable rate security. Coupon rate disclosed is that which is in effect at February 28, 2002.

α TBA (To Be Assigned) securities are purchased on a forward commitment basis with an approximate (generally ± 2.5%) principal amount and maturity date. The actual principal amount and maturity date will be determined upon settlement when the specific mortgage pools are assigned.

† Securities are exempt from registration under Rule 144A of the Securities Act of 1933. Such securities may be resold, normally to qualified institutional buyers in transactions exempt from registration. Total market value of Rule 144A securities amounted to $2,224,197, which represent 1.5% of net assets as of February 28, 2002.

+ These securities are issued with a zero coupon which increases to the stated rate at a set date in the future.

@ Security is issued with a zero coupon. The interest rate disclosed for this security represents effective yield to maturity.

△ Security currently in default.

● A portion of this security is segregated as collateral for initial margin requirement on futures transactions.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviations:
REIT—Real Estate Investment Trust

Statement of Assets and Liabilities

February 28, 2002 (Unaudited)

Assets:	
Investment in securities, at value (identified cost $149,272,216)	$156,247,784
Cash, at value[(a)]	1,369,190
Receivables:	
Investment securities sold	10,990,547
Dividends and interest, at value	898,416
Fund shares sold	145,040
Reimbursement from investment adviser	23,567
Other assets	647
Total assets	169,675,191
Liabilities:	
Payables:	
Investment securities purchased	16,069,103
Fund shares repurchased	345,438
Amounts owed to affiliates	144,213
Variation margin	28,992
Forward sale contract, at value (cost $3,086,328)	3,091,890
Accrued expenses and other liabilities	101,313
Total liabilities	19,780,949
Net Assets:	
Paid in capital	152,278,364
Accumulated undistributed net investment income	535,909
Accumulated net realized loss on investments, futures and foreign currency related transactions	(9,424,679)
Net unrealized gain on investments, futures and translation of assets and liabilities denominated in foreign currencies	6,504,648
NET ASSETS	$149,894,242
Net asset value, offering and redemption price per share:[(b)]	
Class A	$18.12
Class B	$17.99
Class C	$17.97
Institutional	$18.15
Service	$18.13
Shares outstanding:	
Class A	6,221,083
Class B	1,571,770
Class C	368,358
Institutional	126,627
Service	244
Total shares outstanding, $.001 par value (unlimited number of shares authorized)	8,288,082

(a) Includes restricted cash of $1,300,000 relating to initial margin requirements and collateral on futures transactions.

(b) Maximum public offering price per share (NAV per share multiplied by 1.0582) for Class A Shares is $19.17. At redemption, Class B and Class C Shares may be subject to a contingent deferred sales charge, assessed on the amount equal to the lesser of the current NAV or the original purchase price of the shares.

 The accompanying notes are an integral part of these financial statements.

Statement of Operations

For the Six Months Ended February 28, 2002 (Unaudited)

Investment income:	
Interest	$ 2,250,308
Dividends[a]	495,847
Total income	2,746,155

Expenses:	
Management fees	475,822
Distribution and Service fees[b]	309,480
Transfer Agent fees[c]	137,362
Custodian fees	98,349
Registration fees	32,269
Professional fees	19,667
Trustee fees	4,769
Other	46,608
Total expenses	1,124,326
Less — expense reductions	(154,784)
Net expenses	969,542
NET INVESTMENT INCOME	1,776,613

Realized and unrealized gain (loss) on investment, futures and foreign currency transactions:	
Net realized gain (loss) from:	
Investment transactions	(2,426,030)
Futures transactions	258,095
Foreign currency related transactions	3,286
Net change in unrealized gain (loss) on:	
Investments	449,188
Futures	(189,784)
Translation of assets and liabilities denominated in foreign currencies	(26,125)
Net realized and unrealized loss on investment, futures and foreign currency transactions	(1,931,370)
NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ (154,757)

(a) Foreign taxes withheld on dividends were $334.
(b) Class A, Class B and Class C Shares had Distribution and Service fees of $137,018, $138,600, and $33,862, respectively.
(c) Class A, Class B, Class C, Institutional Class and Service Class Shares had Transfer Agent fees of $104,134, $26,334, $6,434, $458, and $2, respectively.

Statement of Changes in Net Assets

For the Six Months Ended February 28, 2002 (Unaudited)

From operations:	
Net investment income	$ 1,776,613
Net realized loss from investment, futures and foreign currency related transactions	(2,164,649)
Net change in unrealized gain (loss) on investments, futures and translation of assets and liabilities denominated in foreign currencies	233,279
Net decrease in net assets resulting from operations	(154,757)

Distributions to shareholders:	
From net investment income	
Class A Shares	(1,376,807)
Class B Shares	(247,314)
Class C Shares	(61,390)
Institutional Shares	(34,079)
Service Shares	(151)
Total distributions to shareholders	(1,719,741)

From share transactions:	
Proceeds from sales of shares	17,903,029
Reinvestment of dividends and distributions	1,640,772
Cost of shares repurchased	(14,948,754)
Net increase in net assets resulting from share transactions	4,595,047
TOTAL INCREASE	2,720,549

Net assets:	
Beginning of period	147,173,693
End of period	$149,894,242
Accumulated undistributed net investment income	$ 535,909

Statement of Changes in Net Assets

For the Year Ended August 31, 2001

From operations:	
Net investment income	$ 4,239,344
Net realized loss from investment, futures and foreign currency related transactions	(5,458,584)
Net change in unrealized gain (loss) on investments, futures and translation of assets and liabilities denominated in foreign currencies	(16,357,303)
Net decrease in net assets resulting from operations	**(17,576,543)**

Distributions to shareholders:	
From net investment income	
Class A Shares	(4,588,967)
Class B Shares	(927,368)
Class C Shares	(233,928)
Institutional Shares	(99,488)
Service Shares	(7,305)
From net realized gains	
Class A Shares	(1,604,974)
Class B Shares	(410,699)
Class C Shares	(103,384)
Institutional Shares	(30,870)
Service Shares	(202)
Total distributions to shareholders	**(8,007,185)**

From share transactions:	
Proceeds from sales of shares	26,911,143
Reinvestment of dividends and distributions	7,665,057
Cost of shares repurchased	(42,393,398)
Net decrease in net assets resulting from share transactions	**(7,817,198)**
TOTAL DECREASE	**(33,400,926)**

Net assets:	
Beginning of period	180,574,619
End of period	$147,173,693
Accumulated undistributed net investment income	**$ 479,037**

Notes to Financial Statements

February 28, 2002 (Unaudited)

1. ORGANIZATION

Goldman Sachs Trust (the ''Trust'') is a Delaware business trust registered under the Investment Company Act of 1940 (as amended) as an open-end management investment company. The Trust includes the Goldman Sachs Balanced Fund (the ''Fund''). The Fund is a diversified portfolio offering five classes of shares — Class A, Class B, Class C, Institutional and Service.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies consistently followed by the Fund. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. **Investment Valuation** — Investments in securities traded on a U.S. or foreign securities exchange or the NASDAQ system are valued daily at their last sale on the principal exchange on which they are traded. If no sale occurs, securities are valued at the last bid price. Debt securities are valued at prices supplied by independent pricing services, broker/dealer-supplied valuations or matrix pricing systems. Unlisted equity and debt securities for which market quotations are available are valued at the last sale price on valuation date, or if no sale occurs, at the last bid price. Short-term debt obligations maturing in sixty days or less are valued at amortized cost, which approximates market value. Securities for which quotations are not readily available are valued at fair value using methods approved by the Board of Trustees of the Trust.

Investing in emerging markets may involve special risks and considerations not typically associated with investing in the United States. These risks include revaluation of currencies, high rates of inflation, repatriation restrictions on income and capital, and adverse political and economic developments. Moreover, securities issued in these markets may be less liquid, subject to government ownership controls, delayed settlements, and their prices more volatile than those of comparable securities in the United States.

B. **Security Transactions and Investment Income** — Security transactions are recorded as of the trade date. Realized gains and losses on sales of portfolio securities are calculated using the identified-cost basis. Dividend income is recorded on the ex-dividend date, net of foreign withholding taxes where applicable. Interest income is recorded on the basis of interest accrued, premium amortized and discount earned.

Net investment income (other than class-specific expenses) and unrealized and realized gains or losses are allocated daily to each class of shares of the Fund based upon the relative proportion of net assets of each class.

As required, effective September 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing premiums on debt securities. Prior to September 1, 2001, the Fund did not amortize premiums on debt securities. The cumulative effect of this accounting change had no impact on total net assets or the net asset value per share of the Fund, but resulted in an increase in the cost of the securities and a corresponding decrease in net unrealized gain (loss) on investments of $1,063 based on securities held by the Fund on September 1, 2001.

The effect of this change for the six months ended February 28, 2002, was to decrease net investment income by $96,527, increase net unrealized gain (loss) on investments by $24,229, and increase net realized gains (losses) on investments by $72,298.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

C. Federal Taxes — It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of its investment company taxable income and capital gains to its shareholders. Accordingly, no federal tax provision is required. Income distributions, if any, are declared and paid quarterly. Capital gains distributions, if any, are declared and paid annually.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with income tax rules. Therefore, the source of the Fund's distributions may be shown in the accompanying financial statements as either from net investment income or net realized gain on investment transactions or from paid-in capital, depending on the type of book/tax differences that may exist.

At February 28, 2002, the aggregate cost of portfolio securities for federal income tax purposes was $151,014,265. Accordingly, the gross unrealized gain on investments was $11,220,499 and the gross unrealized loss on investments was $5,986,980 resulting in a net unrealized gain of $5,233,519.

D. Expenses — Expenses incurred by the Trust that do not specifically relate to an individual Fund of the Trust are allocated to the Funds on a straight-line or pro rata basis depending upon the nature of the expense.

Class A, Class B and Class C Shares bear all expenses and fees relating to their respective Distribution and Service plans. Shareholders of Service Shares bear all expenses and fees paid to service organizations. Each class of shares separately bears its respective class-specific Transfer Agency fees.

E. Mortgage Dollar Rolls — The Fund may enter into mortgage ''dollar rolls'' in which the Fund sells securities in the current month for delivery and simultaneously contracts with the same counterparty to repurchase similar (same type, coupon and maturity) but not identical securities on a specified future date. For financial reporting and tax reporting purposes, the Fund treats mortgage dollar rolls as two separate transactions; one involving the purchase of a security and a separate transaction involving a sale.

F. Foreign Currency Translations — The books and records of the Fund are maintained in U.S. dollars. Amounts denominated in foreign currencies are translated into U.S. dollars on the following basis: (i) investment valuations, foreign currency and other assets and liabilities initially expressed in foreign currencies are converted each business day into U.S. dollars based upon current exchange rates; and (ii) purchases and sales of foreign investments, income and expenses are converted into U.S. dollars based upon currency exchange rates prevailing on the respective dates of such transactions.

Net realized and unrealized gain (loss) on foreign currency transactions will represent: (i) foreign exchange gains and losses from the sale and holdings of foreign currencies; (ii) gains and losses from the sale of investments (applicable to fixed income securities); (iii) currency gains and losses between trade date and settlement date on investment securities transactions and forward exchange contracts; and (iv) gains and losses from the difference between amounts of dividends and interest recorded and the amounts actually received. The effect of changes in foreign currency exchange rates on securities and derivative instruments are not segregated in the Statement of Operations from the effects of changes in market prices of those securities and derivative instruments, but are included with the net realized and unrealized gain or loss on securities and derivative instruments. Net unrealized foreign exchange gains and losses arising from changes in the value of other assets and liabilities as a result of changes in foreign exchange rates are included as increases and decreases in unrealized appreciation/depreciation on foreign currency related transactions.

G. Segregation Transactions — The Fund may enter into certain derivative transactions to seek to increase total return. Forward foreign currency exchange contracts, futures contracts, written options, mortgage dollar rolls, when-issued securities and forward commitments represent examples of such transactions. As a result of entering into these transactions, the Fund is required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

Notes to Financial Statements (continued)

February 28, 2002 (Unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

H. Forward Sales Contracts — The Fund may enter into forward security sales of mortgage-backed securities in which the Fund sells securities in the current month for delivery of securities defined by pool stipulated characteristics on a specified future date. The value of the contract is recorded as a liability on the Fund's records with the difference between its market value and cash proceeds received being recorded as an unrealized gain or loss. Gains or losses are realized upon delivery of the security.

I. Repurchase Agreements — Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. During the term of a repurchase agreement, the value of the underlying securities, including accrued interest, is required to equal or exceed the value of the repurchase agreement, including accrued interest. The underlying securities for all repurchase agreements are held in safekeeping at the Fund's custodian or designated subcustodians.

3. AGREEMENTS

Pursuant to the Investment Management Agreement (the ''Agreement''), Goldman Sachs Asset Management, (''GSAM''), a business unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), serves as the investment adviser to the Fund. Under the Agreement, the adviser, subject to the general supervision of the Trust's Board of Trustees, manages the Fund's portfolio. As compensation for the services rendered pursuant to the Agreement, the assumption of the expenses related thereto and administering the Fund's business affairs, including providing facilities, the adviser is entitled to a fee, computed daily and payable monthly, at an annual rate equal to 0.65% of the average daily net assets of the Fund.

The adviser has voluntarily agreed to limit certain ''Other Expenses'' of the Fund (excluding Management fees, Distribution and Service fees, Transfer Agent fees, taxes, interest, brokerage, litigation, Service Share fees, indemnification costs and other extraordinary expenses), to the extent such expenses exceed, on an annual basis, 0.06% of the average daily net assets of the Fund. For the six months ended February 28, 2002, Goldman Sachs has agreed to reimburse approximately $154,000. In addition, the Fund has entered into certain offset arrangements with the custodian resulting in a reduction in the Fund's expenses. For the six months ended February 28, 2002, custody fees were reduced by approximately $1,000.

The Trust, on behalf of the Fund, has adopted Distribution and Service Plans. Under the Distribution and Service Plans, Goldman Sachs and/or authorized dealers are entitled to a monthly fee from the Fund for distribution and shareholder maintenance services equal, on an annual basis, to 0.25%, 1.00% and 1.00% of the Fund's average daily net assets attributable to Class A, Class B and Class C Shares, respectively.

Goldman Sachs serves as the distributor of shares of the Fund pursuant to a Distribution Agreement. Goldman Sachs may receive a portion of the Class A sales load and Class B and Class C contingent deferred sales charges and has advised the Fund that it retained approximately $32,000 during the six months ended February 28, 2002.

Goldman Sachs also serves as the transfer agent of the Fund for a fee. The fees charged for such transfer agency services are calculated daily and payable monthly at an annual rate as follows: 0.19% of the average daily net assets for Class A, Class B and Class C Shares and 0.04% of the average daily net assets for Institutional and Service Shares.

The Trust, on behalf of the Fund, has adopted a Service Plan and Shareholder Administration Plan. These plans allow for Service Shares to compensate service organizations for providing varying levels of personal and account administration and shareholder administration services to their customers who are beneficial owners of such shares. The Service Plan and Shareholder Administration Plan provide for compensation to the service organizations in an amount up to 0.25% and 0.25%, respectively, (on an annualized basis) of the average daily net asset value of the Service Shares.

As of February 28, 2002, the amounts owed to affiliates were approximately $74,000, $48,000 and $22,000 for Management, Distribution and Service, and Transfer Agent fees, respectively.

4. PORTFOLIO SECURITIES TRANSACTIONS

The cost of purchases and proceeds from sales and maturities of securities (excluding short-term investments and futures transactions) for the six months ended February 28, 2002, were $216,428,516 and $212,048,875, respectively. Included in these amounts are the cost of purchases and proceeds of sales and maturities of U.S. Government and agency obligations in the amounts of $177,423,743 and $174,175,200, respectively. For the six months ended February 28, 2002, Goldman Sachs earned approximately $10,000 of brokerage commissions from portfolio transactions, including futures transactions executed on behalf of the Fund.

Forward Foreign Currency Exchange Contracts — The Fund may enter into forward foreign currency exchange contracts for the purchase or sale of a specific foreign currency at a fixed price on a future date as a hedge or cross-hedge against either specific transactions or portfolio positions. The Fund may also purchase and sell forward contracts to seek to increase total return. All commitments are ''marked-to-market'' daily at the applicable translation rates and any resulting unrealized gains or losses are recorded in the Fund's financial statements. The Fund realizes gains or losses at the time a forward contract is offset by entry into a closing transaction or extinguished by delivery of the currency. Risks may arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar.

At February 28, 2002, the Fund had no open forward foreign currency exchange contracts.

Option Accounting Principles — When the Fund writes call or put options, an amount equal to the premium received is recorded as an asset and as an equivalent liability. The amount of the liability is subsequently marked-to-market to reflect the current market value of the option written. When a written option expires on its stipulated expiration date or the Fund enters into a closing purchase transaction, the Fund realizes a gain or loss without regard to any unrealized gain or loss on the underlying security and the liability related to such option is extinguished. When a written call option is exercised, the Fund realizes a gain or loss from the sale of the underlying security, and the proceeds of the sale are increased by the premium originally received. When a written put option is exercised, the amount of the premium originally received will reduce the cost of the security which the Fund purchases upon exercise. There is a risk of loss from a change in value of such options which may exceed the related premiums received.

Upon the purchase of a call option or a protective put option by the Fund, the premium paid is recorded as an investment and subsequently marked-to-market to reflect the current market value of the option. If an option which the Fund has purchased expires on the stipulated expiration date, the Fund will realize a loss in the amount of the cost of the option. If the Fund enters into a closing sale transaction, the Fund will realize a gain or loss, depending on whether the sale proceeds for the closing sale transaction are greater or less than the cost of the option. If the Fund exercises a purchased put option, the Fund will realize a gain or loss from the sale of the underlying security, and the proceeds from such sale will be decreased by the premium originally paid. If the Fund exercises a purchased call option, the cost of the security which the Fund purchases upon exercise will be increased by the premium originally paid.

At February 28, 2002, the Fund did not have any written call options.

Notes to Financial Statements (continued)

February 28, 2002 (Unaudited)

4. PORTFOLIO SECURITIES TRANSACTIONS (continued)

Futures Contracts — The Fund may enter into futures transactions to hedge against changes in interest rates, securities prices, currency exchange rates or to seek to increase total return. Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Upon entering into a futures contract, the Fund is required to deposit with a broker or the Fund's custodian bank an amount of cash or securities equal to the minimum "initial margin" requirement of the associated futures exchange. Subsequent payments for futures contracts ("variation margin") are paid or received by the Fund, depending on the fluctuations in the value of the contracts, and are recorded for financial reporting purposes as unrealized gains or losses. When contracts are closed, the Fund realizes a gain or loss which is reported in the Statement of Operations.

The use of futures contracts involve, to varying degrees, elements of market risk which may exceed the amounts recognized in the Statement of Assets and Liabilities. Changes in the value of the futures contract may not directly correlate with changes in the value of the underlying securities. This risk may decrease the effectiveness of the Fund's hedging strategies and potentially result in a loss.

At February 28, 2002, open futures contracts were as follows:

Type	Number of Contracts Long/(Short)	Settlement Month	Market Value	Unrealized Gain/(Loss)
Euro Dollars	5	March 2002	$ 1,225,844	$ 881
S&P 500 Index	46	March 2002	12,729,350	(441,830)
2 Year U.S. Treasury Note	13	June 2002	2,713,547	1,154
5 Year U.S. Treasury Note	(15)	March 2002	(1,609,219)	(11,745)
5 Year U.S. Treasury Note	(16)	June 2002	(1,702,000)	(1,299)
10 Year U.S. Treasury Note	4	June 2002	423,688	43
U.S. Treasury Bond	(42)	March 2002	(4,371,938)	(11,702)
			$ 9,409,272	$(464,498)

5. LINE OF CREDIT FACILITY

The Fund participates in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, the Fund must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the federal funds rate. This facility also requires the Fund to pay a fee based on the amount of the commitment which has not been utilized. During the six months ended February 28, 2002, the Fund did not have any borrowings under this facility.

6. JOINT REPURCHASE AGREEMENT ACCOUNT

The Fund, together with other registered investment companies having management agreements with GSAM or its affiliates, transfers uninvested cash into joint accounts, the daily aggregate balance of which is invested in one or more repurchase agreements.

At February 28, 2002, the Fund had an undivided interest in the repurchase agreements in the joint account which equaled $6,700,000 in principal amount. At February 28, 2002, the following repurchase agreements held in this joint account were fully collateralized by federal agency obligations:

Repurchase Agreements	Principal Amount	Interest Rate	Maturity Date	Amortized Cost	Maturity Value
Bank of America	$ 500,000,000	1.90%	03/01/2002	$ 500,000,000	$ 500,026,389
Barclays Capital	500,000,000	1.91	03/01/2002	500,000,000	500,026,528
Deutsche Bank Securities, Inc.	2,000,000,000	1.90	03/01/2002	2,000,000,000	2,000,105,556
Greenwich Capital	800,000,000	1.91	03/01/2002	800,000,000	800,042,444
J.P. Morgan Chase & Co.	2,500,000,000	1.90	03/01/2002	2,500,000,000	2,500,131,944
Morgan Stanley	1,500,000,000	1.90	03/01/2002	1,500,000,000	1,500,079,167
Salomon Smith Barney Holdings, Inc.	1,500,000,000	1.90	03/01/2002	1,500,000,000	1,500,079,167
SG Cowen Securities Corp.	300,000,000	1.91	03/01/2002	300,000,000	300,015,917
UBS Warburg LLC	1,500,400,000	1.90	03/01/2002	1,500,400,000	1,500,479,188
TOTAL JOINT REPURCHASE AGREEMENT ACCOUNT II				$11,100,400,000	$11,100,986,300

Notes to Financial Statements (continued)

February 28, 2002 (Unaudited)

7. SUMMARY OF SHARE TRANSACTIONS

Share activity is as follows:

	For the Six Months Ended February 28, 2002 (Unaudited)	
	Shares	**Dollars**
Class A Shares		
Shares sold	795,323	$ 14,433,246
Reinvestments of dividends and distributions	75,649	1,343,150
Shares repurchased	(611,019)	(11,031,201)
	259,953	4,745,195
Class B Shares		
Shares sold	166,205	2,977,353
Reinvestments of dividends and distributions	12,315	217,333
Shares repurchased	(161,474)	(2,878,644)
	17,046	316,042
Class C Shares		
Shares sold	26,825	481,648
Reinvestments of dividends and distributions	2,891	50,930
Shares repurchased	(52,333)	(937,122)
	(22,617)	(404,544)
Institutional Shares		
Shares sold	578	10,010
Reinvestments of dividends and distributions	1,643	29,208
Shares repurchased	(5,032)	(89,540)
	(2,811)	(50,322)
Service Shares		
Shares sold	43	772
Reinvestments of dividends and distributions	8	151
Shares repurchased	(662)	(12,247)
	(611)	(11,324)
NET INCREASE	250,960	$ 4,595,047

7. SUMMARY OF SHARE TRANSACTIONS (continued)

Share activity is as follows:

	For the Year Ended August 31, 2001	
	Shares	Dollars
Class A Shares		
Shares sold	1,077,081	$ 20,887,648
Reinvestments of dividends and distributions	308,111	6,085,949
Shares repurchased	(1,756,343)	(34,094,473)
	(371,151)	(7,120,876)
Class B Shares		
Shares sold	221,447	4,297,031
Reinvestments of dividends and distributions	59,668	1,175,714
Shares repurchased	(313,608)	(6,091,858)
	(32,493)	(619,113)
Class C Shares		
Shares sold	70,161	1,350,793
Reinvestments of dividends and distributions	14,762	290,493
Shares repurchased	(101,457)	(1,970,382)
	(16,534)	(329,096)
Institutional Shares		
Shares sold	18,943	368,806
Reinvestments of dividends and distributions	5,688	112,139
Shares repurchased	(12,076)	(235,688)
	12,555	245,257
Service Shares		
Shares sold	73	6,865
Reinvestments of dividends and distributions	39	762
Shares repurchased	(51)	(997)
	61	6,630
NET DECREASE	(407,562)	$ (7,817,198)

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders			
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED FEBRUARY 28, (Unaudited)								
2002 - Class A Shares	$18.34	$0.23[(c)(e)]	$(0.22)[(e)]	$ 0.01	$(0.23)	$ —	$ —	$(0.23)
2002 - Class B Shares	18.21	0.16[(c)(e)]	(0.22)[(e)]	(0.06)	(0.16)	—	—	(0.16)
2002 - Class C Shares	18.19	0.16[(c)(e)]	(0.22)[(e)]	(0.06)	(0.16)	—	—	(0.16)
2002 - Institutional Shares	18.38	0.27[(c)(e)]	(0.23)[(e)]	0.04	(0.27)	—	—	(0.27)
2002 - Service Shares	18.35	0.22[(c)(e)]	(0.23)[(e)]	(0.01)	(0.21)	—	—	(0.21)
FOR THE YEARS ENDED AUGUST 31,								
2001 - Class A Shares	21.42	0.54[(c)]	(2.62)	(2.08)	(0.74)	—	(0.26)	(1.00)
2001 - Class B Shares	21.27	0.39[(c)]	(2.60)	(2.21)	(0.59)	—	(0.26)	(0.85)
2001 - Class C Shares	21.25	0.39[(c)]	(2.60)	(2.21)	(0.59)	—	(0.26)	(0.85)
2001 - Institutional Shares	21.46	0.62[(c)]	(2.62)	(2.00)	(0.82)	—	(0.26)	(1.08)
2001 - Service Shares	21.41	0.55[(c)]	(2.65)	(2.10)	(0.70)	—	(0.26)	(0.96)
2000 - Class A Shares	20.38	0.60[(c)]	1.75	2.35	(0.50)	—	(0.81)	(1.31)
2000 - Class B Shares	20.26	0.45[(c)]	1.73	2.18	(0.36)	—	(0.81)	(1.17)
2000 - Class C Shares	20.23	0.45[(c)]	1.74	2.19	(0.36)	—	(0.81)	(1.17)
2000 - Institutional Shares	20.39	0.71[(c)]	1.75	2.46	(0.58)	—	(0.81)	(1.39)
2000 - Service Shares	20.37	0.59[(c)]	1.74	2.33	(0.48)	—	(0.81)	(1.29)
FOR THE SEVEN MONTHS ENDED AUGUST 31,								
1999 - Class A Shares	20.48	0.32	(0.19)	0.13	(0.23)	—	—	(0.23)
1999 - Class B Shares	20.37	0.22	(0.18)	0.04	(0.15)	—	—	(0.15)
1999 - Class C Shares	20.34	0.23	(0.19)	0.04	(0.15)	—	—	(0.15)
1999 - Institutional Shares	20.48	0.53	(0.35)	0.18	(0.27)	—	—	(0.27)
1999 - Service Shares	20.47	1.22	(1.14)	0.08	(0.18)	—	—	(0.18)
FOR THE YEARS ENDED JANUARY 31,								
1999 - Class A Shares	20.29	0.58	0.20	0.78	(0.59)	—	—	(0.59)
1999 - Class B Shares	20.20	0.41	0.21	0.62	(0.45)	—	—	(0.45)
1999 - Class C Shares	20.17	0.41	0.21	0.62	(0.45)	—	—	(0.45)
1999 - Institutional Shares	20.29	0.64	0.20	0.84	(0.65)	—	—	(0.65)
1999 - Service Shares	20.28	0.53	0.21	0.74	(0.55)	—	—	(0.55)
1998 - Class A Shares	18.78	0.57	2.66	3.23	(0.56)	—	(1.16)	(1.72)
1998 - Class B Shares	18.73	0.50	2.57	3.07	(0.42)	(0.02)	(1.16)	(1.60)
1998 - Class C Shares (commenced August 15, 1997)	21.10	0.25	0.24	0.49	(0.22)	(0.04)	(1.16)	(1.42)
1998 - Institutional Shares (commenced August 15, 1997)	21.18	0.26	0.32	0.58	(0.23)	(0.08)	(1.16)	(1.47)
1998 - Service Shares (commenced August 15, 1997)	21.18	0.22	0.32	0.54	(0.22)	(0.06)	(1.16)	(1.44)
1997 - Class A Shares	17.31	0.66	2.47	3.13	(0.66)	—	(1.00)	(1.66)
1997 - Class B Shares (commenced May 1, 1996)	17.46	0.42	2.34	2.76	(0.42)	(0.07)	(1.00)	(1.49)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on average shares outstanding methodology.

(d) Includes the effect of mortgage dollar roll transactions.

(e) As required, effective September 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing premium on debt securities. The effect of this change for the six months ended February 28, 2002 was to decrease net investment income per share by $0.01, increase net realized and unrealized gains and losses per share by $0.01, and decrease the ratio of net investment income to average net assets with and without expense reductions by 0.13% for each class. Per share, ratios and supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.

The accompanying notes are an integral part of these financial statements.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate[d]
					Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
$18.12	0.08%	$112,701	1.15%[b]	2.60%[b][e]	1.36%[b]	2.39%[b][e]	150%
17.99	(0.31)	28,272	1.90[b]	1.85[b][e]	2.11[b]	1.64[b][e]	150
17.97	(0.31)	6,619	1.90[b]	1.84[b][e]	2.11[b]	1.63[b][e]	150
18.15	0.23	2,298	0.75[b]	3.00[b][e]	0.96[b]	2.79[b][e]	150
18.13	(0.03)	4	1.25[b]	2.45[b][e]	1.46[b]	2.24[b][e]	150
18.34	(9.95)	109,350	1.15	2.78	1.34	2.59	187
18.21	(10.62)	28,316	1.90	2.03	2.09	1.84	187
18.19	(10.63)	7,113	1.90	2.03	2.09	1.84	187
18.38	(9.56)	2,379	0.75	3.18	0.94	2.99	187
18.35	(10.06)	16	1.25	2.84	1.44	2.65	187
21.42	12.00	135,632	1.12	2.94	1.29	2.77	154
21.27	11.17	33,759	1.87	2.19	2.04	2.02	154
21.25	11.23	8,658	1.87	2.19	2.04	2.02	154
21.46	12.59	2,509	0.72	3.46	0.89	3.29	154
21.41	11.89	17	1.22	2.86	1.39	2.69	154
20.38	0.62	169,395	1.10[b]	2.58[b]	1.32[b]	2.36[b]	90
20.26	0.20	40,515	1.85[b]	1.83[b]	2.07[b]	1.61[b]	90
20.23	0.18	11,284	1.85[b]	1.84[b]	2.07[b]	1.62[b]	90
20.39	0.86	2,361	0.70[b]	2.96[b]	0.92[b]	2.74[b]	90
20.37	0.39	15	1.20[b]	2.46[b]	1.42[b]	2.24[b]	90
20.48	3.94	192,453	1.04	2.90	1.45	2.49	175
20.37	3.15	43,926	1.80	2.16	2.02	1.94	175
20.34	3.14	14,286	1.80	2.17	2.02	1.95	175
20.48	4.25	8,010	0.73	3.22	0.95	3.00	175
20.47	3.80	490	1.23	2.77	1.45	2.55	175
20.29	17.54	163,636	1.00	2.94	1.57	2.37	190
20.20	16.71	23,639	1.76	2.14	2.07	1.83	190
20.17	2.49	8,850	1.77[b]	2.13[b]	2.08[b]	1.82[b]	190
20.29	2.93	8,367	0.76[b]	3.13[b]	1.07[b]	2.82[b]	190
20.28	2.66	16	1.26[b]	2.58[b]	1.57[b]	2.27[b]	190
18.78	18.59	81,410	1.00	3.76	1.77	2.99	208
18.73	16.22	2,110	1.75[b]	2.59[b]	2.27[b]	2.07[b]	208

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Goldman Sachs Funds

Goldman Sachs is a premier financial services firm, known since 1869 for creating thoughtful and customized investment solutions in complex global markets.

Today, **the Investment Management Division** of Goldman Sachs serves a diverse set of clients worldwide, including private institutions, public entities and individuals. With portfolio management teams located around the world — and more than $329 billion in assets under management, our investment professionals bring firsthand knowledge of local markets to every investment decision, making us one of the few truly global asset managers.

THE GOLDMAN SACHS ADVANTAGE

Our goal is to deliver:

Strong, Consistent Investment Results

- Global Resources and Global Research
- Team Approach
- Disciplined Processes

Innovative, Value-Added Investment Products

- Thoughtful Solutions
- Risk Management

Outstanding Client Service

- Dedicated Service Teams
- Excellence and Integrity

GOLDMAN SACHS FUNDS

In building a globally diversified portfolio, you can select from more than 40 Goldman Sachs Funds and gain access to investment opportunities across borders, investment styles, asset classes and security capitalizations.


GLOBAL SECTOR
INTERNATIONAL EQUITY
DOMESTIC EQUITY
FIXED INCOME
MONEY MARKET
Higher Risk/Return
Lower Risk/Return
ASSET ALLOCATION PORTFOLIOS
SPECIALTY

Global Sector Funds

- Consumer Growth Fund
- Financial Services Fund
- Health Sciences Fund
- Infrastructure and Resources Fund
- Technology Fund

International Equity Funds

- Asia Growth Fund
- Emerging Markets Equity Fund
- International Growth Opportunities Fund
- Japanese Equity Fund
- European Equity Fund
- International Equity Fund
- CORE[SM] International Equity Fund

Domestic Equity Funds

- Small Cap Value Fund
- CORE[SM] Small Cap Equity Fund
- Mid Cap Value Fund
- Growth Opportunities Fund
- Research Select Fund[SM]
- Strategic Growth Fund
- Capital Growth Fund
- Large Cap Value Fund
- Growth and Income Fund
- CORE[SM] Large Cap Growth Fund
- CORE[SM] Large Cap Value Fund
- CORE[SM] U.S. Equity Fund
- CORE[SM] Tax-Managed Fund

Specialty Funds

- Internet Tollkeeper Fund[SM]
- Real Estate Securities Fund

Asset Allocation Funds

- Balanced Fund
- Asset Allocation Portfolios

Fixed Income Funds

- High Yield Fund
- High Yield Municipal Fund
- Global Income Fund
- Core Fixed Income Fund
- Municipal Income Fund
- Government Income Fund
- Short Duration Tax-Free Fund
- Short Duration Government Fund
- Adjustable Rate Government Fund
- Enhanced Income Fund

Money Market Funds[1]

[1] *An investment in a money market fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.*

The Goldman Sachs Research Select Fund[SM], Internet Tollkeeper Fund[SM] and the CORE[SM] Funds are service marks of Goldman, Sachs & Co.

GOLDMAN SACHS ASSET MANAGEMENT 32 OLD SLIP, 17TH FLOOR, NEW YORK, NEW YORK 10005

Visit our internet address: www.gs.com/funds

This material is not authorized for distribution to prospective investors unless preceded or accompanied by a current Prospectus for the Fund. Investors should read the Prospectus carefully before investing or sending money.

The Fund's foreign investments may be more volatile than an investment in U.S. securities and are subject to the risks of currency fluctuations and political developments.

Goldman, Sachs & Co. is the distributor of the Fund.

BALSAR /9.7K / 04-02